3/5/03

03013832

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 53035

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SPEEDTRADER.COM, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 JENNIFER LANE
(No. and Street)

MAHOPAC (City) NY (State) 10541 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
BRIAN HALL 702-240-9463
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KAUFMANN, GALLUCCI & GRUMER LLP
(Name – *if individual, state last, first, middle name*)

ONE BATTERY PARK PLAZA (Address) NEW YORK (City) NY (State) 10004 (Zip Code)

RECD S.E.C. FEB 28 2003

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, GUY GENTILE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SPEEDTRADER.COM, INC, as of DECEMBER 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DANIEL T. BARDELLI
Notary Public, State of New York
No. 01BA6052571
Qualified in Putnam County
Commission Expires December 26, 20 06

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KAUFMANN,
GALLUCCI &
GRUMER LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Shareholder of SpeedTrader.com, Inc.:

We have audited the accompanying statement of financial condition of SpeedTrader.com, Inc. (the "Company") as of December 31, 2002 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of SpeedTrader.com, Inc. as of December 31, 2002 in conformity with generally accepted accounting principles in the United States of America.

January 18, 2003

Kaufmann, Gallucci & Grumer LLP

One Battery Park Plaza •New York, NY 10004 •Tel: (212) 269-0572 •FAX: (212) 968-1279

SPEEDTRADER.COM, INC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash	$ 9,250
Receivable from clearing organization	40,920
Deposits with clearing organization	25,000
Furniture and equipment, net of accumulated depreciation of $21,136	32,117
Other assets	11,515
TOTAL ASSETS	$ 118,802

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 47,028
Loans payable	14,710
TOTAL LIABILITIES	61,738
Shareholder's equity:	
Common stock, 200 shares authorized, no par value; 50 shares issued and outstanding	200
Additional paid-in capital	170,149
Accumulated deficit	(113,286)
TOTAL SHAREHOLDER'S EQUITY	57,063
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 118,802

The accompanying notes are an integral part
of this financial statement.

SPEEDTRADER.COM, INC.
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2002

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

SpeedTrader.com, Inc. (the "Company") was incorporated in the State of New York on June 30, 1999 and on April 20, 2001, received authorization to engage in the general business of a broker-dealer in securities. The Company is a member of the National Association of Securities Dealers and registered with the Securities and Exchange Commission.

The Company operates as an introducing broker in New York State and clears all securities transactions through its clearing broker on a fully-disclosed basis. The Company does not hold funds or securities for, or owe any money or securities to customers, and does not carry accounts of, or for, customers.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

(a) Commission revenue and related expenses are recorded on a settlement basis. Commission revenue and expenses would not be materially different if reported on a trade date basis.

(b) Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

(c) The process of preparing financial statements in conformity with generally accepted accounting principles in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

NOTE 3 - RECEIVABLE FROM AND DEPOSIT WITH CLEARING ORGANIZATION

The receivable from clearing organization primarily represents a net amount of commissions receivable due to the Company for customer securities transactions. The deposit with the clearing organization is required by the clearing agreement. As stated in Note 2, the Company records commission revenue and expenses on a settlement basis. All transactions for the Company's customers are cleared through another broker-dealer on a fully disclosed basis. Should customers not fulfill their obligations in connection with their securities transactions, the Company may be exposed to credit losses and may be required to buy or sell securities at prevailing market prices on behalf of its customers. Subsequent to the balance sheet date, all unsettled trades at December 31, 2002, settled with no resulting liability to the Company.

NOTE 4 - INCOME TAXES

For income tax purposes, the shareholder has elected that the Company be treated as an "S" corporation under Subchapter S of the Internal Revenue Code and as a Small Business Corporation under New York State Corporate Franchise Tax Law. Accordingly, no provision has been made for Federal and State income taxes since the net income or loss of the Company is to be included in the tax returns of the individual shareholders.

NOTE 5 - LOANS PAYABLE

At December 31, 2002, the Company had one outstanding loan payable to the bank secured by equipment purchased by the Company. The balance of the loan at December 31, 2002 was $14,710, maturing in March 2005. Interest on the loan is approximately 10%. Payments of principal and interest are current.

NOTE 6- NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital rule (SEC rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $13,431 which was $8,431 in excess of its required minimum net capital at that date of $5,000. The Company's net capital ratio was 4.6 to 1.

NOTE 7- RELATED PARTY TRANSACTIONS

During 2002, the Company paid $35,000 for consulting services provided by an affiliate which is owned by the Company's shareholder.

NOTE 8 - PROFIT SHARING PLAN

During 2002, the Company established a profit sharing plan. The plan covers substantially all of its employees and is based upon compensation. An employee is fully vested after one year of qualifying service. The contribution to the plan by the Company for 2002 will be $43,528 which amount is reflected in the financial statements at December 31, 2002.

SEC MAIL PROCESSING
RECEIVED
FEB 28 2003
WASH. D.C. 155 SECTION

SPEEDTRADER.COM, INC.

REPORT ON STATEMENT OF

FINANCIALCONDITION

AS OF DECEMBER 31, 2002

SPEEDTRADER.COM, INC.

INDEX